UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2013

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission File Number 001-13660

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

FINANCIAL STATEMENTS

December 31, 2013 and 2012

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Retirement Savings Plan for Employees of Seacoast National Bank

Stuart, Florida

We have audited the accompanying statements of net assets available for benefits of Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana

June 27, 2014

1.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$20,995,169	$14,556,172
Collective trusts	10,721,576	11,709,006
Company common stock	1,624,479	1,026,889
	33,341,224	27,292,067

Receivables
Employer contributions	517,230	465,337
Participant contributions	60,158	47,607
Notes receivable from participants	235,922	175,287
Accrued dividends and interest	7,442	10,967
	820,752	699,198

Cash	-	13,975

Total assets	34,161,976	28,005,240

LIABILITIES
Pending Trades	74,074	-
Excess contributions	20,965	67,702

Total liabilities	95,039	67,702

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	34,066,937	27,937,538

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	(13,972)	(156,201)

NET ASSETS AVAILABLE FOR BENEFITS	$34,052,965	$27,781,337

See accompanying notes to financial statements.

2.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions to net assets attributed to:
Investment income
Dividends and interest	$376,506
Net appreciation in fair value of investments (Note 4)	5,716,864
6,093,370

Interest income on notes receivable from participants	292

Contributions
Employer’s	847,087
Participants’	1,390,194
Rollover	296,136
2,533,417
Total additions	8,627,079

Deductions from net assets attributed to:
Benefits paid to participants	2,337,024
Administrative fees	18,427
Total deductions	2,355,451

Net increase	6,271,628

Net assets available for benefits
Beginning of year	27,781,337

End of year	$34,052,965

See accompanying notes to financial statements.

3.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983. The Plan, which has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service (IRS) Regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank or Employer) who have at least 90 days of service.

The Plan has contracted with BMO Harris Bank N.A. (BMO) to act as trustee and recordkeeper under the Plan and therefore BMO is a party in interest to the Plan. Under the contract with BMO, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the employer, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, which includes mutual funds, collective trust funds and common stock of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank.

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation. Participants can also elect to make Roth 401(k) contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $17,500 for 2013. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,500 in 2013). The Plan includes an automatic contribution arrangement that applies to new participants or rehired participants as they enter the Plan.

Employer Contributions: Employer contributions to the Plan are discretionary. The Bank’s Board of Directors approved a matching contribution, subject to certain eligibility requirements as defined by the Plan, equal to 50% of the first 4% of base compensation that a participant contributes to the Plan for the year ended December 31, 2013.

Depending on the Bank’s profitability at year end and other relevant factors, the Board of Directors shall determine the level of contribution made by the Bank for profit-sharing. Contributions are based on a percentage of the participating associate’s eligible salary. There were no employer profit sharing contributions during 2013.

The Plan provides for a discretionary retirement contribution by the Bank on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2013, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.

(Continued)

4.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Vesting: Participants are immediately vested in their voluntary contributions and the employer matching contribution. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $20,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined quarterly by BMO. Principal and interest are paid through payroll deductions.

Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the Employer’s contributions under the Plan. Forfeited amounts are used to reduce future employer contributions or administration expenses.

Administrative and Investment Management Fees: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

(Continued)

5.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Investment Valuation and Income Recognition: While Plan investments are presented at fair value in the statement of net assets available for benefits; any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

Excess Contributions: Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Use of Estimates: The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

(Continued)

6.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan invests in various investments including Company common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows:

		2013	2012

Collective Trusts
*	BMO Growth Balanced Fund	$4,729,527	$3,898,745
*	BMO Employee Benefit Stable Principal Fund,
	(Contract values: 2013- $4,883,443; 2012- $5,985,301)	4,897,415	6,141,502

Mutual Funds
	Vanguard Institutional Index Fund	9,748,763	7,159,028
**	Dodge & Cox Stock Fund	1,899,973	878,625
**	T Rowe Price Growth Stock Fund	1,860,724	1,303,208

*	Represents a party in interest to the Plan
**	The 2012 amount is less than 5% of net assets available for benefits and is shown for comparative purposes

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,716,864 as follows:

Company common stock	$526,670
Collective trusts	801,843
Mutual funds	4,388,351

$5,716,864

(Continued)

7.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the fund managers as of the financial statement date and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts, other than stable value funds, vary. The investment assets of the diversified income, growth balanced, and diversified stock funds consist of money market, stable principal, domestic and international bond, small, mid and large-capitalization domestic stock and international stock funds. The diversified fund will allocate a maximum of 30% and the growth balance fund will allocate between 50% and 70% of its assets to equity securities. In 2012 the Plan held target date collective trust funds. The target retirement funds 2010, 2020, 2030, 2040 and 2050 portfolio may invest no more than 60%, 80%, 90%, 100% and 100%, respectively, of its portfolio in equity securities and will gradually reduce the equity exposure in the fund as participants reach the retirement date. In 2013 the target date collective trust funds were liquidated from the Plan and replaced by mutual funds. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

8.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

Collective trust stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements
	at December 31, 2013
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$1,624,479	$-
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	3,188,224	-
Mid, large and international multi-cap core funds	5,267,070	-
Small-cap value funds	660,537	-
S&P 500 index objective funds	9,748,763	-
Bond funds	975,423	-
Money market funds	78,381	-
Target date funds, 2010 to 2030	850,219
Target date funds, 2040 to 2050	226,552
Collective trusts, categorized by nature of underlying investments:
Stable value funds		4,897,415
Diversified income funds		254,212
Growth balanced funds		4,729,527
Diversified stock funds		840,422
	$22,619,648	$10,721,576

There were no transfers between levels during 2013.

(Continued)

9.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	at December 31, 2012
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$1,026,889	$-
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	2,685,740	-
Mid, large and international multi-cap core funds	2,738,543	-
Small-cap value funds	343,258	-
S&P 500 index objective funds	7,159,028	-
Bond funds	1,627,871	-
Money market funds	1,732	-
Collective trusts, categorized by nature of underlying investments:
Stable value funds		6,141,502
Diversified income funds		380,326
Growth balanced funds		3,898,745
Diversified stock funds		715,946
Target date funds, 2010 to 2050		572,487
	$15,583,061	$11,709,006

There were no transfers between levels during 2012.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated July 31, 2012 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trust accounts managed by BMO Harris Bank N.A., the Plan trustee, and mutual funds managed by BMO Harris, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to BMO qualify as party-in-interest transactions. The Plan also holds shares of Company common stock. At December 31, 2013 and 2012, the plan held 133,154 and 637,819 shares of the Company’s common stock with a fair value of $1,624,479 and $1,026,889, respectively. In December of 2013, the Company’s board of directors approved a 1 for 5 reverse stock split (“Reverse Stock Split”) that shareholders had previously authorized the board to complete. After filing Amended and Restated Articles of Incorporation of the Corporation, effective as of 12:01 am on December 13, 2013, each five (5) shares of the Company’s common stock issued and outstanding were combined into one (1) validly issued, fully paid and non-assessable share of common stock, without any further action by the Company or the holder thereof, subject to the treatment of fractional share interests.

Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$34,052,965	$27,781,337
Unreconciled variance to Form 5500	4,077
Excess contributions payable to participants	20,965	67,702

Net assets per the Form 5500	$34,078,007	$27,849,039

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2013 per the financial statements to the net income reported in the 2013 Form 5500:

Increase in net assets available for benefits per the financial statements	$6,271,628
Unreconciled variance to Form 5500	4,077
Change in excess contributions payable	(46,737)

Net income per the Form 5500	$6,228,968

11.

SUPPLEMENTAL SCHEDULE

12.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual funds
	Vanguard Funds	Vanguard Small Cap Index Fund	**	$83,958

	T Rowe Price	T Rowe Price New Horizons Fund	**	355,841

	Janus Funds	Janus Enterprise Fund	**	971,659

	TIAA-Cref.	TIAA-CREF Institutional Mid Cap Value Fund	**	1,371,681

	T Rowe Price	T Rowe Price Growth Stock Fund	**	1,860,724

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund Signal	**	1,133,645

	Vanguard Funds	Vanguard Institutional Index Fund	**	9,748,763

*	BMO Harris	BMO Short Intermediate Bond Fund	**	662,723

*	BMO Harris	BMO Prime Money Market Fund	**	78,381

	Dodge & Cox	Dodge & Cox Stk Fd Com #145	**	1,899,973

	PIMCO Funds	PIMCO Total Return Fund	**	303,849

	Delaware Funds	Delaware Small Cap Value	**	576,579
			**
	Wells Fargo	Wells Fargo Advantage Emerging Markets Fund	**	51,274

13.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
	American Century	American Century Inflation-Adjusted Bond Fund		8,851

	Vanguard Funds	Vanguard Mid Cap Index Fund	**	810,497

*	BMO Harris.	BMO Target Retirement 2010 Portfolio	**	26,971

*	BMO Harris	BMO Target Retirement 2020 Portfolio	**	367,886

*	BMO Harris	BMO Target Retirement 2030 Portfolio	**	455,362

*	BMO Harris.	BMO Target Retirement 2040 Portfolio	**	137,024

*	BMO Harris	BMO Target Retirement 2050 Portfolio	**	89,528

	Collective trusts
*	BMO Harris Bank N.A.	BMO Employee Benefit Stable Principal Fund	**	$4,883,443

*	BMO Harris Bank N.A.	BMO Diversified Income Fund	**	254,212

*	BMO Harris Bank N.A.	BMO Growth Balanced Fund	**	4,729,527

*	BMO Harris Bank N.A.	BMO Diversified Stock Fund	**	840,422

14.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

(c)
Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock	**	$1,624,479

*	Participant loans
	Participant Loans	Interest rates of 3.25%	**	235,922

$33,563,174

*	Represents a party in interest to the Plan
**	Cost information is not required for participant-directed investments

15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	June 30, 2014	By:	/s/ William R. Hahl
William R. Hahl
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm